FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Kokomo Enterprises Inc.

(formerly ZAB Resources Inc.)

Filer# 0-16353

Suite 1501, 700 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1A1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBIT

Exhibit

31.1

Annual Certification of CEO

Exhibit

31.2

Annual Certification of CFO

Exhibit

99.1

Material Change dated April 21, 2009

(re: NR April 16, 2009)

Exhibit

99.2

Year-End Financial Statements December 31, 2008

Exhibit

99.3

Year-End MD&A December 31, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  May 4, 2009